October 3, 2012

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Ebix, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed July 6, 2012

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Filed July 6, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

Form 8-K filed August 13, 2012

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated September 19, 2012 with respect to certain items in the above-captioned Forms 10-K/A,10-Q/A, 10-Q, and 8-K. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Results of Operations, page 5

1.	We note the additional disclosure you plan to include in response to prior comment 3 in new amendments to your Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012. As specifically requested in prior comment 3, revise your new amendments to also discuss and analyze the reasons for the change in pro forma revenue and the difference between the relative changes in pro forma and as reported revenue. Ensure that you provide this detailed analysis in future filings. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2012 does not appear to include a discussion of the reasons for the change in pro forma revenue.

Stephen Krikorian

October 3, 2012

The Company will prepare and file a second amendment to its Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) to include the following revised disclosure in the results of operations section of Management’s Discussion and Analysis of operating revenue.

“With respect to business acquisitions completed during the fiscal years 2011 and 2010 on a pro forma basis, as disclosed in the table in Note 4 “Pro Forma Financial Information” to the enclosed consolidated financial statements, combined revenues increased 2.8% for the year 2011 versus full year 2010, whereas there was a 27.8% increase in reported revenues for the same comparative periods. The 2.8% increase in pro forma revenues is associated with a 0.7% decrease in full year 2011 versus 2010 revenues pertaining to the businesses acquired during the years 2010 and 2011(i.e. ADAM, HealthConnect, MCN, Trades Monitor, Connective Technologies, USIX, and E-Trek), offset by a 3.5% increase in revenues associated with Ebix’s legacy operations preceding these business acquisitions. The cause for the difference between the 27.8% increase in reported 2011 revenue versus 2010 revenue, as compared to the 2.8% increase in 2011 pro forma versus 2010 pro forma revenue is due to the effect of combining the additional revenue derived from those businesses acquired during years 2010 and 2011 with the Company’s pre-existing operations .”

The Company will also prepare and file a second amendment to its interim period report on Form 10-Q for the quarter ended March 31, 2012 to include the following additional disclosure in the results of operations section of Management’s Discussion and Analysis of operating revenue.

“With respect to business acquisitions completed during fiscal year 2011 through the first fiscal quarter of 2012 on a pro forma basis, as disclosed in the table in Note 3 “Business Combinations” to the enclosed consolidated financial statements, combined revenues increased 2.8% for the first fiscal quarter of 2012 versus the first fiscal quarter of 2011, whereas there was a 9.4% increase in reported revenues for the same comparative periods. The 2.8% increase in pro forma revenues is associated with a 2.0% decrease in first quarter 2012 versus 2011 revenues pertaining to the businesses acquired during these periods (i.e. ADAM and HealthConnect), offset by a 4.8% increase in revenues associated with Ebix’s legacy operations preceding these business acquisitions. The cause for the difference between the 9.4% increase in reported revenue for the quarter ended March 31, 2012 versus the quarter ended March 31, 2011, as compared to the 2.8% increase in pro forma revenue for the quarter ended March 31, 2012 versus pro forma revenue for the quarter ended March 31, 2011 is due to the effect of combining the additional revenue derived from those businesses acquired during these periods with the Company’s pre-existing operations.”

Finally the Company will also prepare and file an amendment to its interim period report on Form 10-Q for the quarter ended June 30, 2012 to include the following additional disclosure in the results of operations section of Management’s Discussion and Analysis of operating revenue.

Stephen Krikorian

October 3, 2012

“With respect to the business acquisitions completed during fiscal year 2011 through the second fiscal quarter of 2012 on a pro forma basis, as disclosed in the table in Note 3 “Business Combinations” to the enclosed consolidated financial statements, combined revenues increased 6.3% for the second fiscal quarter of 2012 versus the second fiscal quarter of 2011, whereas there was a 11.2% increase in reported revenues for the same comparative periods. The 6.3% increase in pro forma revenues is associated with a 3.5% increase in second quarter 2012 versus 2011 revenues pertaining to the businesses acquired during these periods (i.e. ADAM, HealthConnect, BSI, Taimma, PlanetSoft, and Fintechnix), combined with a 2.8% increase in revenues associated with Ebix’s legacy operations preceding these business acquisitions. The cause for the difference between the 11.2% increase in reported revenue for the quarter ended June 30, 2012 versus the quarter ended June 30, 2011, as compared to the 6.3% increase in pro forma revenue for the quarter ended June 30, 2012 versus pro forma revenue for the quarter ended June 30, 2011 is due to the effect of combining the additional revenue derived from those businesses acquired during these periods with the Company’s pre-existing operations.”

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Part I — Financial Information, page 4

2.	We note the planned additional disclosures in response to prior comment 7. As previously requested, revise to include all of the fair value disclosures required by ASC 820 pertaining to contingent liabilities associated with earn-out provisions from business acquisition agreements. In this regard, tell us where you have provided the quantitative information about the significant unobservable inputs used in the fair value measurement for the fair value measurements categorized within Level 3. Refer to ASC 820-10-50- 2(bbb). In addition, please clarify your narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs to specify the sensitivity to each of the unobservable inputs disclosed. Refer to ASC 820-10-50-2(g). Ensure future filings include all relevant disclosures of ASC 820-10-50. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2012 does not appear to include the disclosures cited above.

We acknowledge the Staff’s concern regarding quantitative information regarding certain significant unobservable inputs used in the fair value measurements of the Company’s contingent earn-out liabilities from business acquisitions, categorized within the Level 3 hierarchy, and the need for clarification regarding the sensitivity of such fair value measurements to changes in those significant unobservable inputs. Accordingly, the Company will prepare and file a second amendment to its interim report for the quarter ended March 31, 2012 on Form 10-Q to include in Note 1 “Description of Business and Summary of Significant Accounting Policies” revised quantitative and qualitative disclosures concerning fair value measurements including those pertaining to the Company’s contingent accrued earn-out acquisition consideration liabilities, and that we believe sufficiently addresses the Staff’s concerns. Attached to this response letter is copy of these planned additional disclosures concerning fair value measurements.

Stephen Krikorian

October 3, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Results of Operations, page 20

3.	In your discussion of the income taxes, please confirm that you will discuss the changes from the prior periods in future filings. Refer to Instruction 4 to Item 303(A) of Regulation S-K.

In all relevant future filings the Company commits to include in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the disclosure of the income tax expense for both the current period and the comparative prior reporting period accompanied by a discussion of the cause for the change in the absolute amount of net recognized income tax expense and the related impact of the changes in the relative effective tax rates.

Form 8-K filed August 13, 2012 Exhibit 99.1

4.	In the press release announcing your results of operations, you discuss certain non-GAAP financial measures, including operating income after excluding a one-time non-recurring gain, operating margin after excluding a one-time non-recurring gain, net income after excluding one-time non-recurring gain items, and earnings per share after excluding onetime non-recurring gain items. When you present non-GAAP measures, your report should include the disclosure required by Item 10(e) (1) (i) of Regulation S- K. In future reports that present non-GAAP financial measures, confirm that you will include a discussion of the usefulness of such measures. Also confirm that when discussing operating margin after excluding a one-time non-recurring gain, you will include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure.

Management commits to adhere to requirements of Item 10(e)(1)(i) of Regulation S-K in all future press releases and will include a discussion of the usefulness of any non-GAAP financial measures. The Company confirms that when discussing operating margin after excluding one-time non-recurring gains or losses, that it will include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Krikorian

October 3, 2012

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,
/s/ Robin Raina
Robin Raina
Chairman of the Board & Chief Executive Officer

cc:	Robert F. Kerris
Charles M. Harrell, Esq.

Attachment

Attachment to October 3, 2012 Response to SEC Comment Letter

Fair Value of Financial Instrument—The Company follows the relevant GAAP guidance concerning fair value measurements which provides a consistent framework to define, measure, and disclose the fair value of assets and liabilities in financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. This guidance establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective data from external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

•	Level 1 – Unadjusted quoted prices available in active markets for identical investments to the reporting entity at the measurement date
•	Level 2 – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•

Level 3 – Unobservable inputs, which are used to be to the extent that observable inputs are not available, and used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2012 the Company has the following financial instruments to which it had to consider fair values and had to make fair value assessments:

•	Short-term investments for which the fair values are measured as a Level 1 instrument.

•

Contingent accrued earn-out business acquisition consideration liabilities for which fair values are measured as level 3 instruments. These contingent consideration liabilities were recorded at fair value on the acquisition date and are adjusted quarterly to fair value. The increases or decreases in the fair value of contingent consideration payable can result from changes in anticipated revenue levels and changes in assumed discount periods and rates. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3.

Other financial instruments not measured at fair value on the Company’s unaudited consolidated balance sheet at March 31, 2012, but which require disclosure of their fair values include: cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, accrued payroll and related benefits, capital lease obligations, and debt under the revolving line of credit and term loans with Citi Bank. The estimated fair value of such instruments at March 31, 2012 approximates their carrying value as reported on the unaudited consolidated balance sheet. The fair values of all of these instruments are categorized as Level 2 of the fair value hierarchy, with the exception of cash, which is categorized as Level 1.

Additional information regarding the Company’s assets and liabilities that are measured at fair value on a recurring basis is presented in the following table:

	Fair Values at Reporting Date Using*
Descriptions	Balance at March 31, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Assets
Available-for-sale securities:
Commercial bank certificates of deposits	$730	$730	$—	$—

Total assets measured at fair value	$730	$730	$—	$—

Liabilities
Derivatives:
Foreign exchange contracts (a)	$—	$—	$—	$—
Contingent accrued earn-out acquisition consideration (b)	7,264	—	—	7,264

Total liabilities measured at fair value	$7,264	$—	$—	$7,264

(a)	The market valuation approach is applied and the valuation inputs include foreign currency exchange spot rates, forward premiums, forward foreign currency exchange rates, term, and maturity dates. As of March 31, 2012 all the Company’s derivative instruments in the form of foreign currency hedge instruments had been settled.
(b)	The income valuation approach is applied and the valuation inputs include the contingent payment arrangement terms, projected cash flows, rate of return, and probability assessments.
*	During the three months ended March 31, 2012 there were no transfers between fair value levels 1, 2 or 3.

For the Company’s assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table provides a reconciliation of the beginning and ending balances for each category therein, and gains or losses recognized during the three months ending March 31, 2012:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Contingent Liability for Accrued Earn-out Acquisition Consideration
(in thousands)
Beginning balance at January 1, 2012	$7,590
Remeasurement adjustments recognized on revaluation:
(Gains) or losses included in earnings **	—
(Gains) or losses recorded against goodwill	—
Foreign currency translation adjustments ***	183
Acquisitions and settlements:
Business acquisitions	—
Settlements (payment of contingent consideration)	(509)

Ending balance at March 31, 2012****	$7,264

The amount of total (gains) or losses for the year included in earnings or changes to net assets, attributable to changes in unrealized (gains) or losses relating to assets or liabilities still held at year-end.	$—

**	recorded as an adjustment to reported general and administrative expenses
***	recorded as a component of other comprehensive income within stockholders’ equity
****	Short term portion of $3.75 million is recorded in accounts payable and accrued liabilities in the current liability section and $3.51 million is recorded in other liabilities in the long-term liability section of the condensed consolidated balance sheets.

Quantitative Information about Level 3 Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration liabilities designated as Level 3 are as follows:

	Fair Value at March 31, 2012	Valuation Technique	Significant Unobservable Input
	(in thousands, unaudited)
Contingent acquisition consideration —(MCN, USIX, and HealthConnect acquisitions)	$7,264	Discounted cash flow	Annualized revenue and probability of achievement

Sensitivity to Changes in Significant Unobservable Inputs

As presented in the table above, the significant unobservable inputs used in the fair value measurement of contingent consideration related to business acquisitions are annualized revenue forecasts developed by the Company’s management and the probability of achievement of those revenue forecasts. The discount rate used in these calculations is 1.75%. Significant increases (decreases) in these unobservable inputs in isolation would result in a significantly lower (higher) fair value measurement.